Filed by Sprint Nextel Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Clearwire Corporation

Commission File No. 001-33349

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life unwired.

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May 7, 2008

FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the securities laws. The statements in this news release regarding agreements between Sprint and Clearwire and the strategic investors and the benefits to Sprint and Clearwire of the arrangements contemplated by the agreements; plans for the development and deployment of a broadband network based on WiMAX technology; the timing, availability, capabilities, coverage, and costs of the WiMAX network; products and services to be offered on the WiMAX network; and other statements that are not historical facts are forward-looking statements. The words "will," "would," "may," "should," "estimate," "project," "forecast," "intend," "expect," "believe," "target," "designed" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are projections reflecting management's judgment and assumptions based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements due to a variety of factors, including, but not limited to:

- the ability of Sprint and Clearwire to complete the merger and other transactions contemplated by the definitive agreements and satisfy the conditions thereunder, including obtaining Clearwire stockholder, FCC and Department of Justice approvals;
- the uncertainties related to the implementation of each company's respective WiMAX business strategies;
- the costs and business risks associated with deploying a WiMAX network and offering products and services utilizing WiMAX technology;
- the inability of third party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support WiMAX features and functionality, under agreements with one or both of Sprint and Clearwire;
- the impact of adverse network performance;
- other risks referenced from time to time in each company's respective filings with the Securities and Exchange Commission, including in the Forms 10-K for the year ended December 31, 2007, in Part I, Item 1A, "Risk Factors."

Sprint and Clearwire believe the forward-looking statements in this press release are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. Sprint and Clearwire are not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this release.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the Securities and Exchange Commission. CLEARWIRE SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED TRANSACTIONS. The final proxy statement/prospectus will be mailed to shareholders of Clearwire. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, or by directing a request to Clearwire Investor Relations at investorrelations@clearwire.com or (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire's website at www.clearwire.com, when they become available.

Participants in Solicitation

Sprint, Clearwire and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information concerning Sprint's participants is set forth in the proxy statement dated March 27, 2008, for Sprint's 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Clearwire's participants is set forth in the proxy statement dated April 29, 2008, for Clearwire's annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Clearwire in the solicitation of proxies in respect of the proposed transactions will be included in the registration statement and proxy statement/prospectus contained therein, to be filed with the SEC. Once filed, those documents will be available free of charge at the websites of the SEC and Clearwire.

clearwire Sprint

Forward Looking Statements

3 Dan Hesse President and Chief Executive Officer Sprint Nextel Corporation

4
Transaction Summary
(1) Subject to post closing adjustment of $17 - $23 per share based on Clearwire’s trading price 90 days post closing.
Nationwide Network
Sprint and Clearwire merge WiMAX assets to create a
nationwide wireless broadband network
Spectrum
Provides the depth of spectrum to satisfy mobile services that demand high capacity bandwidth such as real time video
Equity Investment
$3.2B investment from committed strategic partners at
initial price of $20 per share (1)
WiMAX Technology
Mobile broadband technology with highest speeds and
lowest cost per delivered bit
New Products &
Revenue Streams
Leverage content, network, search, location, and voice,
video & data expertise
Corporate Structure
Tax-efficient structure; new Clearwire remains publicly
traded
Distribution, network infrastructure, technology and
application partners expand network value
Strategic Partners

5
Management Team and Governance
Management Team
Benjamin G. Wolff, CEO
Barry West, President
Board of Directors
Craig O. McCaw, Chairman
Dan Hesse, Director
(1)
Brian Roberts, Director
(1)
Glenn Britt, Director
(1)
John Stanton, Director
------------------------------------------------------------------
Sprint:   5 remaining appointments
Intel: 1 remaining appointment
Strategic Investors: 1 remaining independent Director
1 Independent Director to be nominated by the Board
(1) Committed to serve one year term as respective company representative.

Benefits for Sprint Shareholders
Maximizes the value of our 2.5 Ghz spectrum through combination with
Clearwire spectrum to create a national footprint
Continues WiMAX deployment momentum
Realizes value for Sprint by utilizing Sprint network infrastructure and provides Sprint branded 4G product for resale by our sales force
Creates 3G MVNO with cable partners (Comcast, Time Warner and Bright
House)
Preserves Sprint’s financial flexibility by securing financing from new investors for 4G deployment
Public valuation benchmark for 4G business

7 Ben Wolff Chief Executive Officer Clearwire Corporation

Sprint
clearwire
Comcast
intel
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Google
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clearwire

clearwire
Sprint

8
Pro Forma Ownership Structure
49 - 53% Ownership
New
Existing
Shareholders
25 - 28% Ownership
20 - 25% Ownership
Notes: (1) Ownership percentages based on in-the-money fully diluted shares at $20 / share; 725mm total in-the-money fully diluted shares.
(2) Additional $10 mm to be invested by Trilogy Equity Partners.
Investment
1,000
$1,050
500
550
100
$3,200 Total Cash Investment
STRATEGIC INVESTORS ($MM)
(2)
6.9
7.2%
3.4
3.8
0.7
22.0%
%Ownership
(1)
(1)
(1)
(1)

Sprint

Google

intel

comcast

TIME WARNER CABLE

bright house

clearwire

Sprint

9 9
Strategic Agreements Aligned to Support Clearwire’s
Mobile Broadband Platform
Jointly develop “Powered by Google” open architecture devices.
Desktop and mobile content and applications available on 4G network.
Exclusive web and local search provider.
Search and advertising revenue sharing arrangement.
Intel to develop, market and support WiMAX chipsets for use in
Clearwire network PCs and mobile devices.
Marketing commitments and branding exclusivity agreements.
Access revenue sharing, performance commitments for aligned
incentives.
4G MVNO with the new Clearwire.
Enterprise sales.
Peering, infrastructure and back office agreements.
Jointly develop, test and launch 4G applications and services.
Distribution and marketing reach to broad existing customer base.
Compelling economics through bundled offerings.

10 10
Cost Efficiencies and Reduced Funding Gap
Save costs by co-locating on Sprint sites
Eliminate duplicative capital expenditures
Towers
Leverage low cost microwave backhaul
Access Sprint and Strategic Investors’ network infrast
ructure
Combine vendor agreements and purchasing volume
Backhaul & Telecom
Multiple committed partners developing and marketing
devices
Growing ecosystem of PC, CE and phone vendors
High purchase volumes drive down device prices
Devices and Equipment

11 11
Business Plan Highlights
Targeting 120-140 million covered POPs by year-end 2010.
Network will provide high-speed wireless solutions to consumer, SOHO, mid size and enterprise business,  public safety segments and educational institutions.
Economic model characterized by low fixed capital and operating expenditures.
Equity infusion of $3.2 billion leaves an approximate future funding requirement of $2.0 – $2.3 billion.
Expect to secure additional funding opportunistically.
May access capital markets for interim financing to allow Clearwire to accelerate its build through closing.
Note: (1) $0.8 Bn cash includes long term investments.

12
Clearwire’s Spectrum Portfolio
BN MHz-POPs
40
24.0
21.2
0.0
10.0
20.0
30.0
40.0
50.0
Notes: (1) Verizon and AT&T are pro forma for 700 MHz auction.
Average of 80% of the 2.5 MHz/POPs in
top 100 markets
+
Spectrum Holdings (Key U.S. Carriers)
(1)
(1)

Clearwire’s Product Vision:
A Seamless & Consistent Experience Home and Away
Future Handset
Services
Residential Data, Voice and
Mobile Broadband Services
Mobile Broadband
Services For
Embedded Laptops
and Consumer
Electronics
Future services targeting in
vehicle and machine to
machine

14 14
Benefits for Clearwire Shareholders
Premium to recent share price trading levels, and enhanced upside prospects for shareholders.
Spectrum value realization, reduced financing risks and enhanced revenue opportunities.
Sprint’s 4G assets complement Clearwire’s assets and established wireless high-speed Internet business.
Strategic investors provide financial backing and expand market and revenue opportunities.
Accelerated deployment of the first nationwide mobile WiMAX network.
Seasoned industry-tested management team and world-class board of directors.

15
Roadmap to Completion
Execute definitive agreement
Clearwire shareholder vote
Receive FCC and applicable anti-
trust regulatory approvals
Close transaction
Completed
4 – 8 months
6 – 9 months
-
Immediately following receipt of all
approvals
Expected Timeline Event

16 Q & A